DC
734198



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





04048914

October 26, 2004

David R. Wilson
Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098

Act: 1934
Section:
Rule: 14A-8
Public Availability: 10/26/2004

Re: Costco Wholesale Corporation
Incoming letter dated September 29, 2004

Dear Mr. Wilson:

This is in response to your letter dated September 29, 2004 concerning the shareholder proposal submitted to Costco by Aaron Merle Epstein, CHRISTUS Health, and Alan L. Barer. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
NOV 03 2004 E
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Aaron Merle Epstein
13455 Ventura Blvd., #209
Sherman Oaks, CA 91423-6122

Donna Meyer, Ph.D.
System Director — Community Health
CHRISTUS Health
2600 North Loop West
Houston, TX 77092

Alan L. Barer
225 Second St. S.
Apt. A
Kirkland, WA 98033

HellerEhrman
ATTORNEYS

September 29, 2004

Via Federal Express

David R. Wilson
DWilson@hewm.com
Direct (206) 389-4264
Direct Fax (206) 515-8918
Main (206) 447-0900
Fax (206) 447-0849

25843.0002

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Costco Wholesale Corporation
Omission of Shareholder Proposal Submitted by Aaron M. Epstein

Ladies and Gentlemen:

This letter is to inform you that our client, Costco Wholesale Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for the 2005 annual meeting of the shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") received from Aaron M Epstein, Christus Health (per Donna Meyer, Ph.D.) and Alan L. Barer (the "Proponents").

On behalf of our client, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2005 Proxy Materials under certain provisions of Rule 14a-8, set out below.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from the 2005 Proxy Materials.

The Company intends to mail its definitive 2005 Proxy Materials on or about December 20, 2004. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than eighty days prior to the Company's filing of its definitive 2005 Proxy Materials with the Commission.

I. Summary of the Proposal and the Authority for its Exclusion

On August 13, 2004, the Company first received from Mr Epstein a letter dated August 9, 2004 (the "Letter"), containing the Proposal. The Letter is attached as Exhibit A. The Proposal consists of eight whereas clauses, three resolutions (the "Resolutions") and a supporting statement (the "Supporting Statement"). The Company subsequently received substantially identical letters from Ms Meyer and Mr Barer.

The "whereas" clauses refer to the implementation of a vendor code of conduct "based on the United Nations' International Labor Organization (ILO) core labor standards and the United Nations Draft Norms on the Responsibilities of Transnational Corporations with Regards to Human Rights that define workplace human rights." In addition, the whereas clauses refer to, *inter alia*, consumers' concern regarding abusive working conditions and implementation of independent monitoring programs.

The Proposal then specifically requests that "*the Board of Directors:*

1. *Amend our Company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,*

2. *Establish an independent monitoring process that assesses adherence to these standards and,*

3. *Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2006."*

The Supporting Statement provides that:

1. *"All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)*

2. *Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)*

3. *There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111)*

4. *Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)*

5. *There shall be no use of child labor. (ILO Convention 138 and 182]"*

On behalf of our client, we hereby respectfully request that the Staff concur in our opinion that the Proposal may be properly excluded from the 2005 Proxy Materials pursuant to the following Rules, a more detailed discussion of which follows in Parts II and III of this letter:

1. Rule 14a-8(i)(10), because the Proposal has been substantially implemented by virtue of the Company's Vendor Code of Conduct (the "Code") (attached hereto as Exhibit B); and

2. Rule 14a-8(i)(7) because the Proposal relates to the Company's "ordinary business operations," specifically, its relationship with its vendors and suppliers.

II. Rule 14a-8(i)(10) - Proposal Substantially Implemented

A. A Proposal may be Omitted from a Registrant's Proxy Statement if it has been Substantially Implemented

Under Rule 14a-8(i)(10), a proposal may be omitted if it has been "substantially implemented" by the company. A "determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco Inc. (March 28,1991); *see also* Exchange Act Release No. 34-20091 (August 16, 1983) (adopting interpretive change "to permit the omission of proposals that have been "substantially implemented by the issuer").

A proposal need not be implemented in full or precisely as presented for it to be omitted. Where companies have implemented the essential objectives of the proposal or have policies and procedures concerning the subject matter of the proposal already in place, the Staff has consistently found that the proposal had been substantially implemented. In The Talbots, Inc., (April 5, 2002), a proposal requested implementation of a code of corporate conduct based on human rights standards of the ILO. The proposal was found to have been substantially implemented because the company had established and implemented standards for business practice, a labor law compliance program, a code of conduct for suppliers, regularly disseminated those texts to its new manufacturers, mandated annual certification, and implemented a monitoring program.

In The Gap, Inc., (March 16, 2001), the proposal asked the company's board to provide a report to shareholders on child labor practices of the company's suppliers. The proposal was excludable because the company had established and implemented a code of vendor conduct that addressed child labor practices, monitored compliance with the code, published information on its website about the code and its monitoring programs, and discussed child labor issues with shareholders.

B. The Proposal Addresses Policies that have been Substantially Implemented

The Proposal requests that the board amend the Company's Code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards, that an independent monitoring process should be established and that the Company report annually on adherence to the code. For the reasons set out below, the Proposal has already been substantially implemented.

The Company has operations in eight countries, is dedicated to quality in every area of its business and is respected for outstanding business ethics. To further these aims, the Company has adopted and implemented the Code. The objective of the Company's program is to ensure that the Company's merchandise is manufactured pursuant to applicable U.S. and foreign laws and regulations and under humane working conditions.

The terms of the Code are incorporated into the Company's standard vendor agreements, so that each supplier contracting with the Company is contractually bound to abide by the Code. The Code sets out mandatory provisions that apply to all "Vendors" who provide merchandise to the Company. Vendors are defined broadly in the Code as "*the entity which provides the Merchandise to Costco and includes the entity's parent, affiliates, agents, representatives, principals and family members, and other businesses, names or trademarks used by such entity in relation to the sale of Merchandise to Costco.*" "Facilities" used by the Vendor are also covered and are widely defined, as is the merchandise the Company sells (*see* Article II of the Code).

The Code was originally adopted in 1999 and amended in 2003. The amended Code was mailed to all the Company's suppliers under cover of a letter from James D. Sinegal (the Company's President and CEO) and Dick DiCerchio (Senior Executive VP/COO), a copy of which is attached as Exhibit C. The letter reiterated the key aspects of the Code, the Company's expectation that all suppliers will comply with the Code's terms and that the Company may cease doing business with any supplier failing to comply with the Code.

Article I of the Code sets out the general principles under which the Company operates. The Company's approach is to identify and utilize Vendors who share the Company's commitment to protecting the working rights and safety of the people who produce the merchandise it sells, while recognizing and respecting the cultural and legal differences found throughout the world. To these ends, the Code:

"1. prohibits illegal child labor, compulsory prison or slave labor and physical abuse of workers;

2. expects its vendors to comply, at a minimum, with the applicable labor and environmental laws and regulations of the country where the merchandise is produced; and

3. encourages its vendors to work to achieve "Above and Beyond Goals.""

The definition of "*Above and Beyond Goals*" covers programs and policies adopted and implemented by Vendors and Facilities that exceed local laws and seek to continuously improve the working conditions of employees and the protection of the environment. The Company seeks to utilize Vendors and Facilities who strive to achieve Above and Beyond Goals and demonstrate a continuing commitment to the protection and improvement of workers' rights, safety and the environment.

Pursuant to Article X of the Code, the Company reserves the right to audit and/or authorize a third party to audit, without any restrictions, any or all Facilities. In fiscal year 2004, nearly 1,000 audits were carried out pursuant to the Code.

There are significant consequences for Vendors and/or Facilities acting in violation of the Code. Article X of the Code provides that if the audit proves unsatisfactory, the Company may cease doing business with any Vendor or Facility. The Company has a zero tolerance policy towards certain violations (e.g., illegal child labor, see below) and suspensions have occurred for such violations.

Turning to the specific principles enunciated in the Supporting Statement, it is clear that each and every one has already been implemented by virtue of the Code.

> *1. "All workers have the right to form and join trade unions and to bargain collectively."*
>
> Pursuant to the general statement in Article I of the Code and the specific provisions of Article VII, Vendors and Facilities must comply with all national and local, provincial or other applicable labor and employment laws and

regulations of the country where the merchandise is produced. This would include allowing employees to associate freely, to the extent permissible under local law. The Company expects its Vendors to comply, at a minimum, with these requirements and encourages its Vendors to work to achieve Above and Beyond Goals – those that exceed the requirements of local laws.

If a Vendor or Facility is found to be in breach of national or local labor laws and regulations, the Vendor must provide an Action Plan stipulating a time frame for correction. The Company then reviews and approves the Action Plan and will set target re-audit dates. If there is failure to achieve full compliance within such time frame the Company may terminate the Vendor and/or Facility. Business may be resumed only after the passage of time and upon completion of a satisfactory audit. Therefore, to the extent that local law permits collective bargaining and trade union activity, the proposal is already implemented.

Even where local law does not so permit collective bargaining and trade union activity, Above and Beyond Goals encourage Vendors to participate in programs and policies exceeding local laws and to improve the working conditions of employees. The Company's stated intention is to utilize Vendors who do conform to these standards.

In this respect, the Company's implementation of the Code and the Proponents' wishes end up producing the same result. The Proponents state: "Rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards." This is precisely what is sought by the Company's Above and Beyond Goals. Under either approach, a supplier that does not recognize the rights of workers to bargain collectively because of local law would not be terminated as a Vendor – instead the Company would work with that Vendor to seek to improve conditions.

2. "Workers' representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions."

Article VII of the Code provides that Vendors and Facilities must comply with all national and local, provincial or other applicable labor and employment laws and regulations of the country where the merchandise is produced, including those laws that prohibit discrimination in hiring and employment practices based on race, color, religion, sex, age, physical ability or national origin. In addition, under Article VII.E, Vendors and Facilities should not engage in physical, mental, verbal or other abuse, and must treat all workers with respect and dignity. This applies to workers and workers' representatives alike. See also the discussion above regarding the first principle in the Supporting Statement, which is equally applicable here.

Therefore, workers' representatives should not be subject to discrimination under the Code and, to the extent that local law prohibits discrimination in employment, the proposal is already implemented. Even where local law does not so prohibit discrimination in employment, Above and Beyond Goals encourage Vendors to participate in programs and policies exceeding local laws and to improve the working conditions of employees. The Company's stated intention is to utilize Vendors who do conform to these standards.

3. "There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics."

See discussion above regarding the second principle in the Supporting Statement, which is equally applicable here.

4. "Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor."

Article I of the Code prohibits compulsory prison or slave labor and physical abuse of workers. Article VI also prohibits compulsory prison or slave labor and the infliction by Vendors and Facilities of physical abuse or corporal punishment of workers. Article VII obligates Vendors and Facilities to comply with national, local, provincial or other applicable labor and employment laws and regulations of the country where the merchandise is produced, including those laws prohibiting forced or bonded labor and indentured servitude. Furthermore, pursuant to Article VII. E. Vendors and Facilities should not use physical, mental, verbal or other abuse and should treat all workers with respect and dignity.

The Company's approach to a finding of compulsory prison or slave labor or physical abuse is one of zero tolerance. Therefore, pursuant to Article XI.A of the Code, should there be a finding of compulsory prison or slave labor or physical abuse, the violating Facility will be terminated immediately. The violating Facility must not be knowingly used by the Company or its Vendors for a minimum of three years. Resumption of business with such violator after the three-year period is only permitted upon completion of a satisfactory audit. If a Vendor uses multiple violating Facilities, that Vendor will be subject to similar censure.

5. "There shall be no use of child labor."

Article I generally prohibits illegal child labor and Article V provides that all workers shall be at least fourteen years old unless the applicable local law allows otherwise. In addition, Article V provides that Vendor and Facilities must maintain official and verifiable documentation of each worker's date of birth. If such documentation is lacking, there must be other, legitimate, means of confirming each worker's age. The Code's approach to findings of illegal child labor is also one of zero tolerance.

To monitor compliance with the Code, the Company engages the services of two prominent independent third parties to perform on-site audits. Both companies provide independent product testing, inspection and certification services and have extensive international and domestic experience and expertise in monitoring for social accountability purposes (among other things). The Company's monitoring process thus in fact exceeds the Proponents' request that the Company "establish an independent monitoring process that *assesses adherence*" (emphasis added) to the ILO standards.

As discussed above, the Code not only assesses adherence by way of an "Action Plan", but goes further by requiring certain corrective actions, depending upon the nature and frequency of violations. Therefore, the Company has already implemented an independent monitoring process. To facilitate an audit, Article IV of the Code requires that all documentation needed to verify compliance with the Code, and all applicable laws and regulations of the country where the merchandise is produced, must be maintained on-site at the Facility. All such documentation is to be made available upon the request of the Company or its third party auditor. In addition, the Company also employs a Vice-President - General Administration, who spends a significant portion of his time on issues raised by the Code and is available to answer inquiries from shareholders and others concerning the Code.

In addition to the Code, the Company encourages its suppliers to participate in "WRAP" (Worldwide Responsible Apparel Production, www.wrapapparel.org). WRAP is an independent, non-profit corporation dedicated to the promotion and certification of lawful, humane and ethical manufacturing throughout the world. WRAP principles include prohibition of forced labor, prohibition of child labor, prohibition of harassment or abuse and freedom of association and collective bargaining. The Company also encourages its suppliers to participate in "ICTI" (the International Council of Toy Industries, www.toy-icti.org). ICTI is committed to the operation of toy factories in a lawful, safe and healthful manner. It upholds the principles that no underage, forced or prison labor should be employed; that no-one is denied a job because of gender, ethnic origin, religion, affiliation or association, and that factories comply with laws protecting the environment. The ICTI Code of Business Practices provides that no-one under the legal minimum age is employed in any stage of toy manufacturing; that a minimum age of fourteen applies in all circumstances, but notwithstanding the foregoing, that C138 Minimum Age Convention (1973) and C182 Worst Forms of Child Labor Convention (1999) of the International Labor Organization apply.

C. The Proposal may be Properly Excluded under Rule 14a-8(i)(10)

Therefore, by virtue of the Code (and the Company's adoption of both internal and external controls and independent monitoring to assess compliance) and the Company's support of independent organizations such as WRAP and ICTI, the Company has substantially implemented the Proposal. Accordingly, the Company may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

III. Rule 14a-8(i)(7) - Ordinary Business Operations

A. The Staff's Approach to Ordinary Business Operations

Under Rule 14a-8(i)(7), a registrant may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is basically the same as the underlying policy of most state corporation laws: "to confine the solution of ordinary business problems to management and the board of directors and to place such problems beyond the competence and direction of stockholders since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." SEC Rel. No 34-40018 (May 21, 1998) (the "1998 Release"); *see also* Washington Business Corporation Act, RCW § 23B.08.010 ("All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation.").

This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate subjects for shareholder proposals. Examples include the management of the workforce, such as the hiring, promotion and termination of employees, decisions on production quality and quantity, and the retention of suppliers. The second consideration "relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time frames or methods for implementing complex policies. (*See* 1998 Release.) In Costco Wholesale Corporation (December 11, 2003), the Staff agreed with the Company's argument that development of an anti-bribery code of ethics for employees fell within the ordinary business operations of the Company.

It is also well settled that formulating a shareholder proposal as a request for a report or study of a particular matter will not avoid the reach of Rule 14a-8(i)(7) if the underlying subject matter involves the ordinary business operations of a company. See Release No. 34-20091 (August 16, 1983) (adopting an interpretive change pursuant to which "the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)", the predecessor to the current Rule 14a-8(i)(7)).

B. The Proposal Addresses Matters Relating to the Company's Ordinary Business Operations

The Proposal requests that the board amend the Company's Code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards, that an independent monitoring process should be established and that the Company report annually on adherence to the code. For the reasons presented below, the Proposal falls squarely within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Proposal seeks to "micro-manage" the Company in contravention of the policy considerations underlying the ordinary business exclusion. The Proposal requests that the Company amend its existing Code to reflect implementation of a code based on ILO standards. The relationship between the Company and its vendors is at the very heart of the Company's business. The Company's business strategy is to offer high quality products at prices substantially lower than can be found in conventional retail stores. The Company believes that vendors and suppliers who provide humane working conditions for their workers are more likely to meet the quality standards that the Company requires. The Company adopted a code regulating the conduct of its vendors and suppliers as a means of assuring that the merchandise it purchases is of the highest quality and is produced in a humane environment that is conducive to quality production.

Accordingly, the essence of the Proposal is a disagreement as to the content of the vendor code of conduct, rather than an underlying policy dispute as to whether such a code should be adopted.

As demonstrated in Part II of this letter, the Company's existing Code substantially deals with the subject matter covered by the ILO standards. Whether and to what extent the Code should be altered is not a judgment that shareholders are in a position to make. Once management has made the policy determination to adopt a code of vendor conduct, the content of that code must surely be a matter for the judgment of management. The implementation of the very complex and sensitive matters dealt with by the Code require significant judgment in order to ensure that the vendor standards adopted by the Company are stringent enough to assure that merchandise is being produced in humane conditions, while at the same time, not putting the Company at a competitive disadvantage by eliminating many suppliers. The Proponents also believe that '[r]ather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards." The establishment of such incentives is inextricably linked to other purchasing decisions of the Company, such as whether the supplier is offering the right merchandise at the right price, and these decisions are at the heart of the Company's day to day business. The Proposal makes specific recommendations regarding the monitoring of the Code. The Company currently utilizes independent monitors. It is clearly a function of management to determine how best to monitor its own policies, yet if the Proposal were to be adopted, the Company could face the prospect of annual proxy statement battles regarding the implementation and details of its policy. In addition, there are some countries where the conduct sought to be encouraged (such as collective bargaining) is actually prohibited under local law. The issue of how the Company should relate to suppliers for conduct that they are powerless to implement under local law is one that certainly is part of the day to day operations of the company. The one-size-fits-all mandate that the Proposal seeks is exactly the type of micro-management that the SEC sought to avoid in adopting the exclusion contained in Rule 14a-8(i)(7).

C. The Proposal may be Excluded under Rule 14a-8(i)(7)

As discussed above, the Proposal falls squarely within the ambit of the Staff's view that shareholder proposals relating to daily corporate operations and "micro-management" of the Company may be excluded as relating to a registrant's ordinary business operations. Accordingly, the Company may omit the Proposal under Rule 14a-8(i)(7).

IV. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff agree and confirm that it will not recommend any enforcement action if the Proposal is omitted from the Company's 2005 Proxy Materials.

If the Staff does not concur with this position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its formal Rule 14a-8 response.

Should you have any questions, comments or require additional information relating to the foregoing, please contact the undersigned directly at (206) 389-4264. If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (206) 447-0849 when it is available. Thank you for your consideration of this matter.

Very truly yours,



David R. Wilson

Enclosures

cc: Aaron M. Epstein, Esq.
Donna Meyer, Ph.D.
Alan L. Barer, Esq.
John Sullivan, Esq. (Costco Wholesale Corporation)

EXHIBIT A

AARON MERLE EPSTEIN
13455 Ventura Blvd., #209
Sherman Oaks, California 91423-6122
Voice (818)981-7094–Fax (818)506-0663
Internet: aaronep@pacbell.net

August 9, 2004

Mr. James Sinegal, President, C.E.O.
COSTCO WHOLESALE CORPORATION
999 Lake Drive
Issaquah, WA 98027

via AIRBORNE DELIVERY

Dear Mr. Sinegal:

I am owner of over $2000. worth of common shares in COSTCO WHOLESALE CORPORATION. My taxpayer id# is 572-34-7563. I am writing you to notify you that I am filing the enclosed shareholder resolution which I submit to be presented to the shareholders at your next annual meeting. This proxy statement is in accordance with rule 12a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. Ownership of my shares will continue through the date of COSTCO WHOLESALE CORPORATION annual meeting of shareholders in 2005. I have held my shares for more than one year.

Investors are increasingly concerned about the social responsibility of the companies in which we invest. We are concerned about use of forced labor, convict labor, or illegal child labor in manufacture of goods that are sold in our stores. We are also seriously concerned about conditions of international and domestic workers in sweatshops and contract suppliers.

I plan to either be in attendance at the next shareholders meeting or vote by proxy for the meeting.

As an investor, I and other investors, would be pleased to meet with you or your representatives to discuss this proposal. It is my hope that all parties may work together to further a just response to these concerns.

Sincerely,



Aaron M. Epstein

cc: Rev. David Schilling, Interfaith Center Corporate Responsibility
Mr. John Sullivan, COSTCO.
Professor Paul Neuhauser, Attorney at Law

COSTCO WHOLESALE CORPORATION
VENDOR STANDARDS RESOLUTION---2005

Whereas: Consumers and shareholders are concerned about whether abusive working conditions and absence of a living wage exist in facilities where the products they buy are produced or assembled. Reports of worker exploitation in factories where a company produces its goods can damage its reputation and lead to the loss of brand value or result in costly litigation.

Our company purchases goods produced in countries like China where human rights abuses and unfair labor practices have been well documented. (U.S. State Department's "China Country Report on Human Rights Practices – 2003")

Our company has adopted a "Vendor Code of Conduct." We believe its code should be based on the United Nations' International Labor Organizations' (ILO) core labor standards and the United Nations Draft Norms on the Responsibilities of Transnational Corporations with Regards to Human Rights that define workplace human rights.

Although most countries have laws that conform to ILO standards, in many instances these laws are not fully enforced. Costco should require that ILO standards apply to its vendor factories wherever they are located.

Costco needs to demonstrate enforcement of its code by reporting to shareholders on how it implements the code, how it monitors its suppliers and how it addresses any issues of non-compliance that are found.

Our company should demonstrate enforcement of its standards by developing independent monitoring programs with local, respected and independent religious, human rights and labor groups. To be credible, the process of monitoring and verification must be transparent, with the contents of compliance reports made public.

To improve the quality of life of workers who make its products, our company should encourage its vendors to implement ongoing wage adjustments, ensuring that workers have a sustainable living wage.

Rather than terminating contracts our company should establish incentives to encourage its suppliers and vendors to raise labor standards.

Resolved: Request the Board of Directors to:

1. Amend our company's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on the ILO standards,
2. Establish an independent monitoring process that assesses adherence to these standards and,
3. Report annually on adherence to the amended code through an independent and transparent process, the first such report to be completed by January 2006.

Supporting Statement

1. All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)
2. Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)
3. There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin or other distinguishing characteristics. (ILO Convention 100 and 111)
4. Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Convention 29 and 105)
5. There shall be no use of child labor. (ILO Convention 138 and 182)

EXHIBIT B



VENDOR CODE OF CONDUCT

I. PURPOSE.

Costco Wholesale Corporation is committed to protecting the working rights and safety of the people who produce the merchandise it sells, while recognizing and respecting the cultural and legal differences found throughout the world. To these ends, Costco:

1. prohibits illegal child labor, compulsory prison or slave labor and physical abuse of workers;

2. expects its vendors to comply, at a minimum, with the applicable labor and environmental laws and regulations of the country where the merchandise is produced; and

3. encourages its vendors to work to achieve "Above and Beyond Goals."

Through this approach, Costco believes that practical and realistic protections and improvements for workers will occur. Costco's Vendor Code of Conduct applies to all Vendors who provide merchandise to Costco. Costco will seek to identify and utilize Vendors who share our commitment and reserves the right to conduct, or have conducted on our behalf, audits of production facilities and business practices in order to monitor such Vendors' commitment. Costco reserves the right to cease doing business with any Vendor who does not share our commitment. This Vendor Code of Conduct may be amended by Costco; its enforcement and/or interpretation rests solely with Costco; and it does not confer or create any rights in favor of any party other than Costco.

II. DEFINITIONS.

Above and Beyond Goals mean programs and policies adopted and implemented by Vendors and Facilities that exceed the local laws and seek to continuously improve the working conditions of employees and the protection of the environment. Costco will seek to utilize Vendors and Facilities who strive to achieve Above and Beyond Goals and demonstrate a continuing commitment to the protection and improvement of workers' rights, safety and the environment.

Costco means Costco Wholesale Corporation, its subsidiaries, affiliates and joint ventures, including Costco Wholesale Canada Ltd., Costco Wholesale UK Limited, Costco Wholesale Korea, Ltd., Costco President (Taiwan), Inc., Costco de Mexico,

S.A. de C.V., and Costco Wholesale Japan, Ltd., and is referred to collectively as "Costco."

Facility means the primary factory, processing or manufacturing plant that produces the goods and/or services integral to the production of the Merchandise. The Facility may be owned by the Vendor or may be a subcontractor. The Vendor is responsible for ensuring the Facility's compliance with this Code of Conduct, regardless of the Vendor's relationship with the Facility.

Merchandise means all goods described in any Costco purchase order and all packaging, including pallets, instructions, warranties and other materials and services normally included with such Merchandise.

Vendor(s) means the entity which provides the Merchandise to Costco and includes the entity's parent, affiliates, subsidiaries, agents, representatives, principals and family members, and other businesses, names or tradenames used by such entity in relation to the sale of merchandise to Costco.

III. FACILITY SUPPLIERS AND SUBCONTRACTORS.

Vendor is responsible for ensuring compliance with Costco's Code of Conduct by all Facilities and their suppliers or subcontractors that produce or provide materials or services that are used in the manufacture, processing or production of Merchandise sold to Costco.

IV. DOCUMENTATION.

All documentation that may be needed to verify compliance with Costco's Code of Conduct and with all the applicable laws and regulations of the country where the merchandise is produced must be maintained on-site at the Facility. All such documentation is to be made available upon the request of Costco or its third-party auditor.

V. CHILD LABOR.

All workers shall be at least fourteen (14) years old unless the applicable local law allows otherwise. Vendor
and Facilities must maintain official and verifiable documentation of each worker's date of birth, or lacking this documentation, have some legitimate means of confirming each worker's age.

VI. COMPULSORY PRISON OR SLAVE LABOR & PHYSICAL ABUSE.

Vendors and Facilities shall not use any compulsory prison or slave labor, or inflict any physical abuse or corporal punishment.

VII. LABOR AND EMPLOYMENT STANDARDS.

Vendor and Facilities shall comply with all national and local, provincial or other applicable labor and employment laws and regulations of the country where the merchandise is produced, including those laws that prohibit forced or bonded labor and indentured servitude, regulate wage and hour rules, allow employees to associate freely, regulate the use of foreign contract or migrant workers and prohibit discrimination in hiring and employment practices based on race, color, religion, sex, age, physical ability, or national origin.

In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendors and Facilities are strongly encouraged to adopt the following as "Above and Beyond Goals" and as part of their management practices:

A. **Wages & Benefits:** The wage paid by Vendors and Facilities shall be at least the legal minimum wage. Benefits shall include, at a minimum, those mandated by law. The wage structure, with any employer contributions and legitimate deductions, is to be itemized clearly in writing for the workers and in accordance with the local law. Wages are always to be paid at least monthly and in a manner convenient to the workers.

B. **Regular Working Hours & Overtime Hours:** Vendors and Facilities shall comply with applicable laws on regular working hours and overtime hours. No mandatory excess overtime is allowed unless local law provides otherwise. In such case, legal overtime waivers, if applicable, are to be obtained in accordance with and as required by the local law. Workers are to receive overtime pay, which is higher than the regular wage, and in accordance with the local law. In addition, if legal overtime is necessary, in particular if the industry is seasonal in nature, workers are to be advised prior to the time of hiring.

C. **Employment Contracts:** At the time of hiring, all workers are to be clearly informed of the terms of employment as mandated by law and the Facility's own policies and regulations. Whenever possible, and if required by the local law, an employer-employee agreement or contract should be written in a language understood by the employee, which states all relevant terms of employment and shall be signed by both parties, along with any required government approval stamp. A copy of this signed agreement or contract is to be provided to the worker. Vendors and Facilities are not permitted to withhold deposits or any fees as a condition of employment, unless allowed by law and if so, all withholding must be in accordance with such laws.

D. **Foreign Contract or Migrant Workers:** If foreign contract or migrant workers are used, they are to be employed in full compliance with the labor and immigration laws of the host country. The contract terms under which foreign contract or migrant workers are employed are to be in writing, in the language of the workers' home country or in a language the workers understand, and accepted by the workers prior to their departure from their home countries or home provinces. Recruitment fees, if any, are to be paid by the Vendor or Facility. Under no circumstances are these fees to be deducted later or withheld from the workers' wages by the Vendor or Facility, or otherwise passed on to the workers. Passports and other forms of personal identification shall remain in such workers' personal possession at all times and are never to be withheld by the vendors, Facilities or any third party.

E. **Disciplinary Practices:** Vendors and Facilities shall not engage in the use of physical, mental, verbal or other abuse. All workers are to be treated with respect and dignity.

F. **Employment Agencies:** Should Vendors or Facilities use employment agencies in the recruiting and hiring of workers, the Vendors or Facilities are to pay these fees. Under no circumstances are these fees to be deducted later or withheld from the workers' wages by the Vendor or Facility or otherwise passed on to the workers.

VIII. HEALTH, SAFETY AND HOUSING STANDARDS.

Vendors and Facilities shall comply with all national and local, provincial or applicable laws and regulations of the country where the merchandise is produced that are related to the health and safety of workers.

In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendor and Facilities are strongly encouraged to adopt the following as "Above and Beyond Goals" and as part of their management practices:

A. **Health and Safety Management Practices:** Vendors and Facilities shall appoint a manager responsible for the health and safety of the workers. This health and safety manager shall hold periodic reviews with the Vendor and Facility owner(s) to ensure full compliance with the applicable health and safety laws and the Facility's policies.

B. **Health and Safety Education:** Workers are to be educated routinely on the importance of health and safety, and good sanitation. Vendors and Facilities are to take steps and adopt procedures to prevent accidents, injury and the spread of communicable diseases. Readily understandable instructions and signs are to be posted, and/or manuals are to be made accessible for the safe operation and handling of dangerous equipment and hazardous materials. Workers who use hazardous or flammable materials or operate dangerous equipment must be properly trained.

C. First Aid and Emergency Care: On-site trained first-aid personnel are to be available at all times. Well-stocked general first-aid medical supplies are to be located throughout the Facility. In the event of any serious injuries, workers are to be provided with medical treatment at the closest outside medical facility. These services are to be provided at no cost to the workers, unless such workers' health insurance coverage, if any, provides otherwise.

D. Emergency Exits: Easily accessible exit doors and stairways are required. These exit doors and stairways are to be clearly marked and free of any obstructions. They are not to be locked and are to be available for fire and other emergency escapes during all working hours.

E. Fire Safety and Emergency Evacuation: Fire and other emergency evacuation drills are to be conducted. Sufficient and accessible fire extinguishers and/or fire hoses in good working condition are to be located throughout the Facility and inspected on a regular basis. Trained supervisors located throughout the Facility are to be designated to monitor the safe and orderly evacuation of all workers.

F. Ventilation and Lighting: Work areas are to be properly ventilated. During periods of hot temperatures, sufficient fans are to be provided for the basic well-being of workers. During periods of cold temperatures, sufficient heating without any risk to safety is to be provided. Adequate lighting and workspace are to be provided for the safety and well-being of the workers. In all work areas where painting, lacquering, spraying, or sanding is done or where chemicals or solvents are used, adequate and proper ventilation and air circulation are to be provided.

G. Uniform and Safety Protection Gear: Uniforms, if required, are to be provided at no cost to the workers. Workers performing tasks involving painting, lacquering, spraying, sanding or application of chemicals or solvents, must be required to wear face masks and other types of protective clothing, all provided at no cost to the workers. All such chemicals used must be safe and must not pose any short or long-term safety risk to the workers. In areas where the work may pose physical dangers, workers are required to wear eye protection, hard hats, appropriate shoes, and other types of protective gear and clothing, all provided at no cost to the workers.

H. Sanitation: Adequate and clean toilet and hand-washing facilities with basic hygiene amenities are to be provided.

I. Drinking Water: Safe drinking water is to be provided at all times. There are to be no restrictions on the normal consumption of drinking water.

J. Freedom of Movement and Association: While reasonable rules, regulations and curfews may be imposed as necessary for the safety and comfort of dormitory residents, during non-working hours, workers must be free to go outside the Facility grounds. They are, however, to be instructed on the importance of safety and, if they live in Facility dormitories where local law allows curfew hours, they are to be notified of the curfew. Foreign contract workers are not subject to lock-in/lock-out policies.

K. **Housing:** In the event that dormitory housing and meals are provided as a part of the employment agreement, all housing and sanitation conditions must comply with the applicable laws and regulations. Each worker is to be provided with his or her own bed and clean bedding at no cost. Dormitory quarters are to be segregated by gender. Sufficient toilet and washing facilities segregated by gender are to be provided.

L. **Meals:** In the event meals are provided as a part of the employment agreement, a minimum of three meals that meet or exceed the basic nutritional standards per day are to be provided without cost or at a minimum subsidized cost to all workers.

M. **Services:** In the event certain services are provided for the workers, such as a commissary for basic hygiene supplies, postage, stationery, etc., these are to be provided at no more than the local market prices for the same or similar products.

IX. ENVIRONMENTAL STANDARDS.

Vendors and Facilities shall comply with all national and local, provincial or other applicable environmental laws and regulations of the country where the merchandise is produced that are applicable to their business practices.

In addition, the following may be mandated by local laws, requiring full compliance by Vendor and Facilities. If not mandated by local laws, Vendor and Facilities are strongly encouraged to adopt the following as "Above and Beyond Goals" and as part of their management practices:

A. **Hazardous Materials and Manufacturing Processes:** All hazardous materials and chemicals must be disposed of in accordance with the applicable local laws and must meet or exceed all wastewater treatment and recycling requirements. In the event hazardous or polluting materials are discharged improperly, Vendors and Facilities must notify the appropriate authorities and take immediate remedial actions.

B. **Air Quality:** To improve the air quality in any work using chemicals and solvents, Vendors and Facilities will not use any ozone-depleting chemicals (ODCs).

X. FACILITY AUDITS.

At any time, with or without advance notice and at Vendor's expense, Costco reserves the right to audit and/or authorize a third party to audit, without any restrictions, any or all Facilities (including any of its suppliers or subcontractors). Vendor shall require that the Facility's management provide unfettered access to the Facility and all of its books and records to allow for a comprehensive audit to be conducted, including an opportunity for confidential and private interviews with Facility workers selected by the auditor. No retaliation of any sort shall be taken against any workers or auditors.

Upon review of any unsatisfactory audit results, Costco, in its sole discretion, reserves the right to terminate its relationship with a Vendor or Facility, cancel a purchase order, return or revoke acceptance of affected goods and/or require corrective action be taken. The Vendor shall be liable for all related damages incurred by Costco, including lost profits.

XI. AUDIT RESULTS AND CONSEQUENCES.

A. Categories. Non-compliance with the Vendor Code of Conduct will be divided into categories: "Zero Tolerance" and "Action Required," with the resulting consequences below.

B. Zero Tolerance.

1. Definition: Verifiable findings of illegal child labor, compulsory prison or slave labor or physical abuse.

2. Consequences:

a) The violating Facility used by Vendor will be terminated immediately and will not knowingly be used by Costco or any of its other Vendors for a minimum of three (3) years.

b) In the event the Vendor who used the violating Facility in a) above uses any other facility at which another Zero Tolerance violation occurs, (i) the Vendor will then be terminated for a minimum of three (3) years; and (ii) Costco or any of its other Vendors will not knowingly use any of the terminated Vendor's facilities for a minimum of three (3) years.

c) After three (3) years from termination, Costco may, at its sole discretion, resume doing business with a Vendor or Facility, if an audit satisfactory to Costco is completed prior to resuming business.

C. Action Required.

1. Definition: Verifiable findings of failure to comply with national, local labor and/or environmental laws and regulations.

2. Consequences:

   a) The Vendor must present an Action Plan (AP) which includes a time frame for each correction. Costco will review and approve the AP and set the target re-audit dates. The time frame for any correction or audit may be extended at Costco's sole discretion.

   b) If continuous improvement and eventual full compliance are not achieved within a reasonable time frame, Costco may, at its sole discretion, terminate the Vendor and/or Facility for a minimum of three (3) years.

   c) After three (3) years from termination, Costco may, at its sole discretion, resume doing business with a Vendor or Facility, if an audit satisfactory to Costco is completed prior to resuming business.

EXHIBIT C



December 2003

Re: Costco Wholesale Corporation's
Vendor Code of Conduct

Dear Valued Supplier:

Costco Wholesale Corporation is committed to protecting the working rights and safety of the people who produce the products we sell, while recognizing and respecting the cultural and legal differences found throughout the world. We have updated our Code of Conduct and it is attached for your review. Please note the following key aspects of our Code of Conduct:

1. RESTRICTIVE LABOR CONDITIONS – prohibits illegal child labor, compulsory prison or slave labor, and physical abuse of workers;

2. WORK ENVIRONMENT – expects our vendors to comply, at a minimum, with the applicable labor and environmental laws and regulations of the country where the merchandise is produced; and

3. FUTURE IMPROVEMENT – encourages our vendors to work to achieve "Above and Beyond Goals."

We expect all our Suppliers to comply with our Code of Conduct, as compliance is one of the requirements of our Vendor Agreement and we believe our Suppliers will find that our Code of Conduct is reasonable. We reserve the right to conduct, and will conduct, audits of all applicable production facilities in order to monitor compliance with our Code of Conduct and may discontinue doing business with any Supplier who fails to comply.

We look forward to working with you to implement our Code. Please communicate with your appropriate Costco contact or any Costco Company Officer if you have any questions.

Sincerely,

James D. Sinegal
President and CEO
COSTCO WHOLESALE

Sincerely,

Dick DiCerchio
Senior Executive VP/COO
COSTCO WHOLESALE

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 26, 2004

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Costco Wholesale Corporation
Incoming letter dated September 29, 2004

The proposal requests that the board amend Costco's supplier code and standard purchase contracts to reflect implementation of a code of conduct based on ILO standards, establish an independent monitoring process, and report annually on adherence to the amended code.

We are unable to concur in your view that Costco may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Costco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Costco may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Costco may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel